Exhibit 99.1

Immuron Announces Proposed Public Offering of ADSs

Melbourne, Australia, July 17, 2019: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunoglobulin therapeutics for the treatment of gut mediated diseases, today announced that it intends to offer and sell American Depositary Shares, or ADSs in an underwritten public offering. Each ADS represents forty (40) ordinary shares of Immuron. Immuron expects to grant the underwriters a 45-day option to purchase additional ADSs offered in the public offering. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Immuron intends to use the net proceeds from the proposed offering for expenses associated with the clinical development of its clinical candidates and working capital.

ThinkEquity, a division of Fordham Financial Management, Inc., is acting as representative of the underwriters in the offering.

A shelf registration statement on Form F-3 (File No. 333-230762) relating to the ADSs to be issued in the proposed offering was filed with the Securities and Exchange Commission (SEC) and was declared effective on April 17, 2019. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A preliminary prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC. The securities may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the securities being offered may also be obtained from ThinkEquity, a division of Fordham Financial Management, Inc., 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673, by email at prospectus@think-equity.com. Electronic copies of the preliminary prospectus supplement and accompanying prospectus will also be available on the SEC’s website at http://www.sec.gov.

Level 3, 62 Lygon Street, Carlton South, Victoria AUSTRALIA 3053	www.immuron.com ABN: 80 063 114 045	Phone: + 61 (0)3 9824 5254 Facsimile: + 61 (0)3 9822 7735

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron’s technology platform utilizes highly specific vaccines for the generation of hyperimmune antibody-rich bovine colostrum, providing a means of antimicrobial therapy without the drawbacks of antibiotics to treat gut-mediated diseases. The Company currently markets Travelan®, which is a listed medicine on the Australian Register for Therapeutic Goods, in Australia to reduce the risk of travelers’ diarrhea. In Canada, Travelan® is a licenced natural health product, and is indicated to reduce the risk of travelers’ diarrhea. In the U.S. Travelan® is sold as a dietary supplement for digestive tract protection. Immuron’s lead clinical drug candidate, IMM-124E, is presently in Phase II trials in severe alcoholic hepatitis (ASH), and pediatric non-alcoholic fatty liver disease (NAFLD), respectively. The Company recently announced plans to pursue clinical development of IMM-124E through a formal FDA registration pathway as a drug to specifically prevent travelers’ diarrhea. Immuron’s second clinical-stage asset, IMM-529, targets Clostridium difficile infections (CDI), and is presently in a clinical trial in CDI patients. The Company plans to file an IND with FDA to focus its further development specifically to treat patients with recurrent CDI.

COMPANY CONTACT: Gary S. Jacob, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au	USA INVESTOR RELATIONS: Dave Gentry - CEO RedChip Companies, Inc. US Ph: +1 (407) 491 4498 dave@redchip.com

For more information visit: http://www.immuron.com.

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to the closing of the offering, the intended use of net proceeds from the offering, our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.